Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980

                                  ANNUAL REPORT

                                 FOR THE PERIOD

             Beginning January 1, 2004 and Ending December 31, 2004
                                                  ----------------

                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                    Southern Nuclear Operating Company, Inc.
                        (Exact Name of Reporting Company)

                          A Subsidiary Service Company
                            ("Mutual or "Subsidiary")


         Date of Incorporation    December 17, 1990
                               -----------------------

         If not Incorporated, Date of Organization
                              --------------------


         State or Sovereign Power under which Incorporated
         or Organized    Delaware



    Location of Principal Executive Office        40 Inverness Center Parkway
    of Reporting Company                          Birmingham, Alabama  35242
                                                  ----------------------------



                           Name, title, and address of
                    officer to whom correspondence concerning
                        this report should be addressed:


                        Vice President and        40 Inverness Center Parkway
   Kathleen S. King    Chief Financial Officer     Birmingham, Alabama 35242
   ----------------    -----------------------     ---------------------------
         (Name)                (Title)                       (Address)



                        Name of Principal Holding Company
               Whose Subsidiaries are served by Reporting Company:

                                Southern Company

                                                                            1
                      INSTRUCTIONS FOR USE OF FORM U-13-60

1.       Time of Filing
         Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.       Number of Copies
         Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.       Period Covered by Report
         The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.       Report Format
         Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.       Money Amounts Displayed
         All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulations S-X (210.3-01(b)).

6.       Deficits Displayed
         Negative amounts shall be shown in a manner which clearly distinguishes the negative attribute. When determining methods of display, consideration should be given to the limitations of reproduction and microfilming processes (Regulations S-X, 210.4-01(c)).

7.       Major Amendments or Corrections
         Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.       Definitions
         Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979, shall be applicable to words or terms used specifically within this Form U-13-60.

9.       Organization Chart
         The service company shall submit with each annual report a copy of its current organization chart.

10.      Methods of Allocation
         The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.      Annual Statement of Compensation for Use of Capital Billed
         The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                                                                                                             2


                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

---------------------------------------------------------------------------------------------------------------------

                                                                           Schedule or                  Page
Description of Schedules and Accounts                                      Account Number               Number

---------------------------------------------------------------------------------------------------------------------

  TITLE PAGE

  INSTRUCTIONS FOR USE OF FORM U-13-60                                                                       1

  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS                                                            2-3

COMPARATIVE BALANCE SHEET                                                   Schedule I                     4-5
-------------------------

  SERVICE COMPANY PROPERTY                                                  Schedule II                    6-7
  ACCUMULATED PROVISION FOR DEPRECIATION AND
     AMORTIZATION OF SERVICE COMPANY PROPERTY                               Schedule III                    8
  INVESTMENTS                                                               Schedule IV                     9
  ACCOUNTS RECEIVABLE FROM ASSOCIATE
     COMPANIES                                                              Schedule V                     10
  FUEL STOCK EXPENSES UNDISTRIBUTED                                         Schedule VI                    11
  STORES EXPENSE UNDISTRIBUTED                                              Schedule VII                   12
  MISCELLANEOUS CURRENT AND ACCRUED ASSETS                                  Schedule VIII                  13
  MISCELLANEOUS DEFERRED DEBITS                                             Schedule IX                    14
  RESEARCH, DEVELOPMENT, OR DEMONSTRATION
     EXPENDITURES                                                           Schedule X                     15
  PROPRIETARY CAPITAL                                                       Schedule XI                    16
  LONG-TERM DEBT                                                            Schedule XII                   17
  CURRENT AND ACCRUED LIABILITIES                                           Schedule XIII                  18
  NOTES TO FINANCIAL STATEMENTS                                             Schedule XIV                   19

COMPARATIVE INCOME STATEMENT                                                Schedule XV                    20
----------------------------

  ANALYSIS OF BILLING - ASSOCIATE COMPANIES                                 Account 457                    21
  ANALYSIS OF BILLING - NONASSOCIATE
     COMPANIES                                                              Account 458                    22
  ANALYSIS OF CHARGES FOR SERVICE -
     ASSOCIATE AND NONASSOCIATE COMPANIES                                   Schedule XVI                   23
  SCHEDULE OF EXPENSE BY DEPARTMENT OR
     SERVICE FUNCTION                                                       Schedule XVII                  24
  DEPARTMENTAL ANALYSIS OF SALARIES                                                                        25
  OUTSIDE SERVICES EMPLOYED                                                                                26
  EMPLOYEE PENSIONS AND BENEFITS                                            Account 926                    27
  GENERAL ADVERTISING EXPENSES                                              Account 930.1                  28
  MISCELLANEOUS GENERAL EXPENSES                                            Account 930.2                  29
  RENTS                                                                     Account 931                    30


                                                                                                                                 3

                                    LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

-----------------------------------------------------------------------------------------------------------------------------------

                                                                           Schedule or                  Page
Description of Schedules and Accounts                                      Account Number               Number

-----------------------------------------------------------------------------------------------------------------------------------

  TAXES OTHER THAN INCOME TAXES                                             Account 408                    31

  DONATIONS                                                                 Account 426.1                  32

  OTHER DEDUCTIONS                                                          Account 426.5                  33

  NOTES TO STATEMENT OF INCOME                                              Schedule XVIII                 34

  ORGANIZATION CHART                                                                                       35

  METHODS OF ALLOCATION                                                                                    36

  ANNUAL STATEMENT OF COMPENSATION FOR USE
      OF CAPITAL BILLED                                                                                    37

  SIGNATURE CLAUSE                                                                                         38

                                                                             4
                   ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                                    AT DECEMBER 31, 2004

                                   (THOUSANDS OF DOLLARS)
-------------------------------------------------------------------------------

                         SCHEDULE I-COMPARATIVE BALANCE SHEET

GIVE BALANCE SHEET OF THE COMPANY AS OF DECEMBER 31 OF THE CURRENT AND PRIOR
YEAR.
-------------------------------------------------------------------------------


ACCOUNT  ASSETS AND OTHER DEBITS                           AS OF DECEMBER 31
                                                          CURRENT       PRIOR
                                                          --------------------

         SERVICE COMPANY PROPERTY
         ------------------------
101      SERVICE COMPANY PROPERTY (SCH II)                  9,335        8,281
107      CONSTRUCTION WORK IN PROGRESS (SCH II)               598          696
                                                           ------       ------
              TOTAL PROPERTY                                9,933        8,977
                                                           ------       ------

108      LESS ACCUM DEPR OF SVC CO PROP (SCH III)          -4,858       -5,305
                                                           ------       ------
              TOTAL SERVICE COMPANY PROPERTY                5,075        3,672
                                                           ------       ------
         INVESTMENTS
         -----------
123      INVESTMENTS IN ASSOC COMP (SCH IV)                     0            0
124      OTHER INVESTMENTS (SCH IV)                         3,173        2,855
                                                           ------       ------
              TOTAL INVESTMENTS                             3,173        2,855
                                                           ------       -------
         CURRENT AND ACCRUED ASSETS
         --------------------------
131      CASH                                                   0            0
134      SPECIAL DEPOSITS                                       0            0
135      WORKING FUNDS                                         41           46
136      TEMPORARY CASH INVESTMENTS (SCH IV)                2,600        1,500
141      NOTES RECEIVABLE                                       0            0
143      ACCOUNTS RECEIVABLE                                  188          103
144      ACCUM PROV FOR UNCOLLECTIBLE ACCOUNTS                  0            0
146      ACCOUNTS REC FROM ASSOC COMP (SCH V)              81,521       78,762
152      FUEL STOCK EXP UNDISTRIBUTED (SCH VI)                  0            0
154      MATERIALS AND SUPPLIES                                 0            0
163      STORES EXPENSE UNDISTRIBUTED (SCH VII)                 0            0
165      PREPAYMENTS                                       11,288       10,071
171      INTEREST AND DIVIDEND RECEIVABLE                       6            2
174      MISC CUR AND ACCRUED ASSETS (SCH VIII)                 0            0
                                                           ------       ------
              TOTAL CURRENT AND ACCRUED ASSETS             95,644       90,484
                                                          -------      ------
         DEFERRED DEBITS
         ---------------
181      UNAMORTIZED DEBT EXPENSE                               0            0
184      CLEARING ACCTS                                         0            0
186      MISC DEFERRED DEBITS (SCH IX)                    130,231      108,304
188      RESEARCH, DEVELOP, DEMO EXP (SCH X)                    0            0
190      ACCUMULATED DEFERRED INCOME TAXES                 70,426       59,501
                                                          -------      -------
              TOTAL DEFERRED DEBITS                       200,657      167,805
                                                          -------      -------
TOTAL    ASSETS AND OTHER DEBITS                          304,549      264,816
                                                          -------      -------

                                                                             5
                   ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY,INC.

                                    AT DECEMBER 31, 2004

                                   (THOUSANDS OF DOLLARS)
------------------------------------------------------------------------------

                         SCHEDULE I-COMPARATIVE BALANCE SHEET

GIVE BALANCE SHEET OF THE COMPANY AS OF DECEMBER 31 OF THE CURRENT AND PRIOR
YEAR.
-------------------------------------------------------------------------------


ACCOUNT  LIABILITIES AND PROPRIETARY CAPITAL               AS OF DECEMBER 31
                                                          CURRENT       PRIOR
-------------------------------------------------------------------------------

         PROPRIETARY CAPITAL
201      COMMON STOCK ISSUED (SCH XI)                          10           10
211      MISC PAID-IN CAPITAL (SCH XI)                     34,799       25,633
215      APPROPRIATED RETAINED EARNINGS (SCH XI)                0            0
216      UNAPPROPRIATED RETAINED EARNINGS (SCH XI)              0            0
219      OTHER COMPREHENSIVE INCOME                        -1,341       -1,047
                                                          -------      -------
              TOTAL PROPRIETARY CAPITAL                    33,468       24,596
                                                          -------      -------
         LONG-TERM DEBT
223      ADVANCES FROM ASSOCIATED COMP(SCH XII)                 0            0
224      OTHER LONG-TERM DEBT (SCH XII)                         0            0
225      UNAMORTIZED PREMIUM ON LONG-TERM DEBT                  0            0
226      UNAMORTIZED DISCOUNT ON LONG-TERM DEBT                 0            0
                                                          -------      -------
              TOTAL LONG-TERM DEBT                              0            0
                                                          -------      -------
         OTHER NONCURRENT LIABILITIES
228      ACCUM PROV FOR PENSIONS AND BENEFITS             156,831      132,667
                                                          -------      -------
              TOTAL OTHER NONCURRENT LIABILITIES          156,831      132,667
                                                          -------      -------
         CURRENT AND ACCRUED LIABILITIES
231      NOTES PAYABLE                                          0            0
232      ACCOUNTS PAYABLE                                   9,795        7,728
233      NOTES PAYABLE TO ASSOC COMP (SCH XIII)                 0            0
234      ACC PAYABLE TO ASSOC COMP (SCH XIII)              11,380        6,424
236      TAXES ACCRUED                                      2,202        2,945
237      INTEREST ACCRUED                                       0            0
238      DIVIDENDS DECLARED                                     0            0
241      TAX COLLECTIONS PAYABLE                               34           22
242      MISC CURRENT AND ACCRUED LIAB (SCH XIII)          77,622       79,017
                                                          -------      -------
              TOTAL CURRENT AND ACCRUED LIABILITIES       101,033       96,136
                                                          -------      -------
         DEFERRED CREDITS
253      OTHER DEFERRED CREDITS                            13,217       11,417
255      ACCUMULATED DEFERRED INVESTMENT TAX CREDITS            0            0
                                                          -------      -------
              TOTAL DEFERRED CREDITS                       13,217       11,417
                                                          -------      -------
         ACCUMULATED DEFERRED INCOME TAXES
282      ACCUMULATED DEFERRED INCOME TAXES                      0            0
                                                           ------       ------
              TOTAL ACCUMULATED DEFERRED INCOME TAXES           0            0
                                                           ------       ------

TOTAL    LIABILITIES AND PROPRIETARY CAPITAL              304,549      264,816
                                                          -------      -------


                                                                                                  6

                              ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC

                                        FOR THE YEAR ENDED DECEMBER 31, 2004

                                               (THOUSANDS OF DOLLARS)

--------------------------------------------------------------------------------------------------------

                                       SCHEDULE II - SERVICE COMPANY PROPERTY

--------------------------------------------------------------------------------------------------------

                                  BALANCE AT                     RETIREMENTS        OTHER         BALANCE
                                   BEGINNING        ADDITIONS        OR            CHANGES          AT
         DESCRIPTION                OF YEAR                         SALES            OR          CLOSE OF
                                                                                TRANSFERS 1/       YEAR

--------------------------------------------------------------------------------------------------------


SERVICE COMPANY PROPERTY

Account

301      ORGANIZATION                     -                -           -              -            -
303      MISCELLANEOUS
         INTANGIBLE
         PLANT                            -                -           -              -            -
304      LAND & LAND
         RIGHTS                           -                -           -              -            -
305      STRUCTURES AND
         IMPROVEMENTS                     -                -           -              -            -
306      LEASEHOLD
         IMPROVEMENTS                 1,166              447           -              -        1,613
307      EQUIPMENT 2/                 2,119              132         924              -        1,327
308      OFFICE
         FURNITURE AND
         EQUIPMENT 2/                 4,585            1,231         191              -        5,625
309      AUTOMOBILES,
         OTHER
         VEHICLES, AND
         RELATED GARAGE
         EQUIPMENT                        -                -           -              -            -
310      AIRCRAFT AND
         AIRPORT
         EQUIPMENT                        -                -           -              -            -
311      OTHER SERVICE
         COMPANY
         PROPERTY 3/                    411              383          24              -          770
                                    -------          -------      ------        -------       -------
         SUB-TOTAL                    8,281            2,193       1,139              -        9,335
                                    -------          -------      ------        -------       -------
107      CONSTRUCTION
         WORK IN
         PROGRESS 4/                    696              349           -           (447)          598
                                    -------          -------     -------        -------       -------

         TOTAL                        8,977            2,542       1,139           (447)        9,933
                                    =======         ========     =======        =======       =======

------------------------------------------------------------------------------------------------------

                                                                                                                  7

                              ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC

                                        FOR THE YEAR ENDED DECEMBER 31, 2004

                                               (THOUSANDS OF DOLLARS)

--------------------------------------------------------------------------------------------------------

                                               SCHEDULE II - CONTINUED

--------------------------------------------------------------------------------------------------------

1/    PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

       Not Applicable


--------------------------------------------------------------------------------------------------------


2/    SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE
      COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS
      DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:
                                                                                           BALANCE
         SUBACCOUNT DESCRIPTION                                            ADDITIONS         AT
                                                                                          CLOSE OF
                                                                                            YEAR

--------------------------------------------------------------------------------------------------------


      EQUIPMENT
         Personal Computer Equipment                                            132          1,326
         Telecommunication Equipment                                              -              1
                                                                            -------       --------
                                                                                132          1,327
                                                                            =======       ========
      OFFICE FURNITURE AND EQUIPMENT
         Office Furniture and Equipment                                          71            640
         Miscellaneous Equipment                                                198          1,256
         Laboratory and Testing Equipment                                       554          2,663
         Cubicles and Related Items                                             408          1,066
                                                                            -------       --------

                                                                              1,231          5,625
                                                                            =======       ========
--------------------------------------------------------------------------------------------------------

3/    DESCRIBE OTHER SERVICE COMPANY PROPERTY:

      Computer software and licenses

--------------------------------------------------------------------------------------------------------


4/    DESCRIBE CONSTRUCTION WORK IN PROGRESS:

      This account includes leasehold improvements and software.







8
                              ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC

                                        FOR THE YEAR ENDED DECEMBER 31, 2004

                                               (THOUSANDS OF DOLLARS)

-------------------------------------------------------------------------------------------------------------------

                                                    SCHEDULE III

                                     ACCUMULATED PROVISION FOR DEPRECIATION AND
                                      AMORTIZATION OF SERVICE COMPANY PROPERTY

-------------------------------------------------------------------------------------------------------------------

                               BALANCE AT        ADDITIONS                            OTHER        BALANCE AT
                                BEGINNING       CHARGED TO                           CHANGES        CLOSE OF
          DESCRIPTION            OF YEAR          ACCOUNT         RETIREMENTS          ADD            YEAR
                                                    403                             (DEDUCT)
                                                                                       1/

-------------------------------------------------------------------------------------------------------------------


Account
301      ORGANIZATION                  -                 -                -                 -               -
303      MISCELLANEOUS
         INTANGIBLE PLANT              -                 -                -                 -               -
304      LAND AND LAND
         RIGHTS                        -                 -                -                 -               -
305      STRUCTURES AND
         IMPROVEMENTS                  -                 -                -                 -               -
306      LEASEHOLD
         IMPROVEMENTS                442               112                -                 -             554
307      EQUIPMENT                 1,272               235              924                 -             583
308      OFFICE
         FURNITURE AND
         EQUIPMENT                 3,422               268              190                 -           3,500
309      AUTOMOBILES,
         OTHER
         VEHICLES, AND
         RELATED
         GARAGE
         EQUIPMENT                     -                 -                -                 -               -
310      AIRCRAFT AND
         AIRPORT
         EQUIPMENT                     -                 -                -                 -               -
311      OTHER SERVICE
         COMPANY
         PROPERTY                    169                76               24                 -             221
                                 -------          --------           ------          --------         -------
         TOTAL                     5,305               691            1,138                 -           4,858
                                 =======          ========           ======          ========         =======


-------------------------------------------------------------------------------------------------------------------

1/   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

       Not Applicable

           ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2004

                             (THOUSANDS OF DOLLARS)
-------------------------------------------------------------------------------

                            SCHEDULE IV - INVESTMENTS
-------------------------------------------------------------------------------

INSTRUCTIONS:  COMPLETE THE FOLLOWING SCHEDULE CONCERNING INVESTMENTS.

UNDER ACCOUNT 124,"OTHER INVESTMENTS", STATE EACH INVESTMENT SEPARATELY, WITH DESCRIPTION, INCLUDING THE NAME OF THE ISSUING COMPANY, NUMBER OF SHARES OR PRINCIPAL AMOUNT, ETC.

UNDER ACCOUNT 136, "TEMPORARY CASH INVESTMENTS", LIST EACH INVESTMENT
SEPARATELY.
-------------------------------------------------------------------------------

                                                     BALANCE AT      BALANCE AT
                    DESCRIPTION                      BEGINNING          CLOSE
                                                      OF YEAR          OF YEAR
-------------------------------------------------------------------------------

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES

ACCOUNT 124 - OTHER INVESTMENTS


   EMPLOYEE/RETIREE ENERGY LOANS                         1,052              618
   EMPLOYEE COMPUTER LOANS                                 160               55
   CHANGE IN CONTROL TRUST                               1,643            2,500
                                                     ---------        ---------

                                                         2,855            3,173
                                                     ---------        ---------
ACCOUNT 136 - TEMPORARY CASH INVESTMENTS


   MONEY MARKET MUTUAL FUNDS                             1,500            2,600
                                                     ---------        ---------
                   TOTAL                                 4,355            5,773
                                                     ---------        ---------

                                                                            10
           ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2004

                             (THOUSANDS OF DOLLARS)
-------------------------------------------------------------------------------

           SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
-------------------------------------------------------------------------------

INSTRUCTIONS: COMPLETE THE FOLLOWING SCHEDULE LISTING ACCOUNTS RECEIVABLE FROM
              EACH ASSOCIATE COMPANY. WHERE THE SERVICE COMPANY HAS PROVIDED ACCOMMODATION OR CONVENIENCE PAYMENTS FOR ASSOCIATE COMPANIES, A SEPARATE LISTING OF TOTAL PAYMENTS FOR EACH ASSOCIATE COMPANY SHOULD BE PROVIDED.
-------------------------------------------------------------------------------

                                               BALANCE AT      BALANCE AT
                    DESCRIPTION                BEGINNING         CLOSE
                                                OF YEAR         OF YEAR

-------------------------------------------------------------------------------


ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM
 ASSOCIATE COMPANIES


   ALABAMA POWER                                  28,848         29,331
   GEORGIA POWER                                  49,716         52,042
   SOUTHERN COMPANY SERVICES                         198            143
   SOUTHERN MANAGEMENT DEVELOPMENT                     0              5
                                               ---------      ---------
                   TOTAL                          78,762         81,521
                                               =========      =========



-----------------------------------------------------------------------------

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:              TOTAL
                                                               PAYMENTS






                                                              ---------
                                        TOTAL PAYMENTS                0
                                                              =========

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2004

                             (THOUSANDS OF DOLLARS)

-------------------------------------------------------------------------------

                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

-------------------------------------------------------------------------------

INSTRUCTIONS:         Report the amount of labor and expenses incurred with
                      respect to fuel stock expenses during the year and indicate amount attributable to each associate company.
                      Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

-------------------------------------------------------------------------------

                             DESCRIPTION          LABOR    EXPENSES    TOTAL

-------------------------------------------------------------------------------

ACCOUNT 152 - FUEL STOCK EXPENSES
UNDISTRIBUTED


         Not Applicable













SUMMARY:

         Not Applicable

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2004

                             (THOUSANDS OF DOLLARS)

-------------------------------------------------------------------------------

                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

-------------------------------------------------------------------------------

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

-------------------------------------------------------------------------------

DESCRIPTION            LABOR            EXPENSES             TOTAL

-------------------------------------------------------------------------------

ACCOUNT 163 - STORES EXPENSE
UNDISTRIBUTED


         Not Applicable

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2004

                             (THOUSANDS OF DOLLARS)

-------------------------------------------------------------------------------

                                  SCHEDULE VIII
                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS

-------------------------------------------------------------------------------

INSTRUCTIONS:    Provide detail of items in this account.  Items less than
                 $10,000 may be grouped, showing the number of items in each group.

-------------------------------------------------------------------------------

                                                  BALANCE AT       BALANCE AT
                    DESCRIPTION                   BEGINNING           CLOSE
                                                   OF YEAR           OF YEAR

-------------------------------------------------------------------------------

ACCOUNT 174 - MISCELLANEOUS CURRENT AND
ACCRUED ASSETS


         Not Applicable

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2004

                             (THOUSANDS OF DOLLARS)

-------------------------------------------------------------------------------

                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

-------------------------------------------------------------------------------

INSTRUCTIONS:  Provide detail of items in this account.  Items less than
               $10,000 may be grouped by class showing the number of items in each class.

-------------------------------------------------------------------------------

                                                    BALANCE AT       BALANCE AT
               DESCRIPTION                          BEGINNING           CLOSE
                                                      OF YEAR           OF YEAR

-------------------------------------------------------------------------------

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Payroll taxes due - SCS                                     -              90

Deferred Long-Term Receivable - Alabama Power          41,596          48,668

Deferred Long-Term Receivable - Georgia Power          65,601          80,289

Intangible Asset - Minimum Pension Obligation             895             921

Undistributed Labor Accrual                               204             218

Taxes Withheld By Broker On Stock Options Exercised         8              31

Sundry Delayed (4 items)                                    -              14
                                                      -------         -------

                       Total                          108,304         130,231
                                                      =======         =======

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2004

                             (THOUSANDS OF DOLLARS)

-------------------------------------------------------------------------------

        SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

-------------------------------------------------------------------------------

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

-------------------------------------------------------------------------------

                             DESCRIPTION                             AMOUNT

-------------------------------------------------------------------------------

ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION
EXPENDITURES


         Not Applicable


                                                                                                                16

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.
                      FOR THE YEAR ENDED DECEMBER 31, 2004

                             (THOUSANDS OF DOLLARS)

------------------------------------------------------------------------------------------------------------------------

                        SCHEDULE XI - PROPRIETARY CAPITAL

-------------------------------------------------------------------------------------------------------------------------

                                                      NUMBER OF       PAR OR STATED       OUTSTANDING CLOSE OF PERIOD
                                                       SHARES             VALUE           --------------------------------
ACCOUNT NUMBER         CLASS OF STOCK                AUTHORIZED         PER SHARE         NO. OF SHARES        TOTAL AMOUNT
-------------          -------------                -----------       -----------         -------------         -----------

      201                COMMON STOCK ISSUED          1,000               10.00             1,000                 10

---------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

---------------------------------------------------------------------------------------------------------------------------

                                                             DESCRIPTION                                        AMOUNT

--------------------------------------------------------------------------------------------------------------------------

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL

      Amount Paid in for Common Stock in Excess of Par Value                                                       990
      Other Paid-In Capital                                                                                     33,809

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                                                                         -
                                                                                                                ------
                              TOTAL                                                                             34,799
                                                                                                                ======

----------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:   Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing  nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

-----------------------------------------------------------------------------------------------------------------------------

                                                BALANCE AT      PENSION       NET INCOME    DIVIDENDS     BALANCE AT
                                                BEGINNING       LIABILITY          OR          PAID         CLOSE
                                                 OF YEAR        ADJUSTMENT      (LOSS)                     OF YEAR
           DESCRIPTION

------------------------------------------------------------------------------------------------------------------

ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS     -                -              -           -                -

------------------------------------------------------------------------------------------------------------------

ACCOUNT 219 - OTHER COMPREHENSIVE INCOME       (1,047)            (294)            -           -           (1,341)

------------------------------------------------------------------------------------------------------------------

                                                                                                                        17
            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2004

                             (THOUSANDS OF DOLLARS)

----------------------------------------------------------------------------------------------------------------------------------

                          SCHEDULE XII - LONG-TERM DEBT

----------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:  Advances from associate companies should be reported  separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

---------------------------------------------------------------------------------------------------------------------------------

                               TERMS OF         DATE                           BALANCE AT                     1/        BALANCE
NAME OF CREDITOR                 OBLIG           OF     INTEREST   AMOUNT     BEGINNING OF    ADDITIONS   DEDUCTIONS      AT
                                CLASS &       MATURITY    RATE   AUTHORIZED      OF YEAR                                 CLOSE
                                SERIES                                                                                  OF YEAR
                             OF OBLIGATION

----------------------------------------------------------------------------------------------------------------------------------

ACCOUNT 223 - ADVANCES FROM
ASSOCIATE COMPANIES:

       ADVANCES ON NOTES:                                           -              -           -            -             -

       ADVANCES ON OPEN ACCOUNT:                                    -              -           -            -             -

ACCOUNT 224 - OTHER LONG-TERM
DEBT:                                                               -              -           -            -             -
                                                                -----           ----        ----         ----          ----
                       TOTAL                                        -              -           -            -             -
                                                                -----           ----        ----         ----          ----
----------------------------------------------------------------------------------------------------------------------------------

1/ GIVE AN EXPLANATION OF DEDUCTIONS:

                                                                            18
           ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2004

                             (THOUSANDS OF DOLLARS)
--------------------------------------------------------------------------------

                SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
--------------------------------------------------------------------------------

INSTRUCTION: PROVIDE BALANCE OF NOTES AND ACCOUNTS PAYABLE TO EACH ASSOCIATE
             COMPANY.  GIVE DESCRIPTION AND AMOUNT OF MISCELLANEOUS CURRENT
             AND ACCRUED LIABILITIES. ITEMS LESS THAN $10,000 MAY BE GROUPED, SHOWING THE NUMBER OF ITEMS IN EACH GROUP.
--------------------------------------------------------------------------------

                                                     BALANCE AT       BALANCE AT
                    DESCRIPTION                      BEGINNING          CLOSE
                                                      OF YEAR          OF YEAR
--------------------------------------------------------------------------------


ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES           0                0
                                                     ---------        ---------
                                       TOTAL                 0                0
                                                     ---------        ---------

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

   ALABAMA POWER                                           233               33
   GEORGIA POWER                                           268               56
   GULF POWER                                                0                5
   MISSISSIPPI POWER                                         0                5
   SOUTHERN COMPANY SERVICES                             5,923           11,275
   SAVANNAH POWER                                            0                2
   SOUTHERN POWER                                            0                2
   SOUTHERN ELECTRIC GENERATING CO.                          0                2
                                                     ---------        ---------
                                       TOTAL             6,424           11,380
                                                     ---------        ---------


ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED

   PAYROLL ACCRUAL                                       6,884            4,230
   SEVERANCE PLAN ACCRUAL                                  685            2,032
   VACATION PAY ACCRUAL                                 19,604           19,156
   OVERTIME PAY ADJUSTMENT ACCRUAL                         459              749
   PERFORMANCE PAY PLAN ACCRUAL                         46,085           46,196
   PERFORMANCE DIVIDEND PLAN ACCRUAL                     4,930            4,661
   WORKER'S COMPENSATION ACCRUAL                           370              598
                                                     ---------        ---------
                                       TOTAL            79,017           77,622
                                                     ---------        ---------

Microsoft Word 10.0.5522;



                                                                            19

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2004

------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

------------------------------------------------------------------------------

INSTRUCTIONS:           The space below is provided for important notes
                        regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   ------------------------------------------

      General
      -------
      On December 14, 1990, pursuant to the provisions of the Public Utility Holding Company Act of 1935, the Securities and Exchange Commission ("SEC") approved the formation of the Southern Nuclear Operating Company, Inc. (the "Company"), a wholly owned subsidiary of Southern Company ("Southern"), to provide services in connection with the Southern electric system's nuclear power plants. The Company was incorporated on December 17, 1990 and commenced operations on January 1, 1991. On January 1, 1991, the Company entered into nuclear service agreements with Georgia Power to support Plant Hatch and Plant Vogtle and with Alabama Power to support Plant Farley.

      Effective December 23, 1991, the Nuclear Regulatory Commission ("NRC") license for Alabama Power's Plant Farley was amended to add the Company as plant operator, and the Company assumed responsibility for such operations pursuant to an operating agreement with Alabama Power. The NRC licenses for Georgia Power's Plant Hatch and Plant Vogtle were amended to add the Company as plant operator, and effective March 22, 1997, the Company assumed responsibility for such operations pursuant to an operating agreement with Georgia Power. The Company also entered into an operating agreement with Georgia Power for the operation of Plant Wilson, a combustion turbine-powered plant located adjacent to Plant Vogtle, effective March 22, 1997.

      The Company has no earnings or retained earnings since it renders services to its client companies' nuclear power plants at cost, as further discussed in Note 3.

      The Company follows accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates, and the actual results may differ from those estimates. The Company uses the Federal Energy Regulatory Commission's (FERC) Uniform System of Accounts.

      Certain prior years' data presented in the financial statements have been reclassified to conform with current year presentation.

                                                                           19A

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2004

-------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------
      Financial Instruments
      ---------------------
      The carrying amount of the Company's financial instruments approximates fair value at December 31, 2004 and 2003.

      Income Taxes
      ------------
      The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences. See Note 4 for further information regarding income taxes.

      Property and Equipment, and Depreciation and Amortization
      ---------------------------------------------------------
      Property and equipment are recorded at cost. Depreciation and amortization are provided on the straight-line method over the estimated economic life of the related asset (ranging from 5 to 15 years). Leasehold improvements are amortized over the shorter of their economic lives or the lives of the respective leases. On retirement of assets, the cost of such assets and related accumulated depreciation is removed from the accounts.

      Stock Options
      -------------
      The Company accounts for Southern's stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25. Accordingly, no compensation expense has been recognized because the exercise price of all options granted equaled the fair-market value on the date of grant.

      Comprehensive Income
      --------------------
      The objective of comprehensive income is to report a measure of all changes in common equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income consists of changes in additional minimum pension liability, less income taxes.

2.    RETIREMENT BENEFITS
      -------------------

      The Company has a defined benefit, trusteed, pension plan covering substantially all employees. The plan is funded in accordance with Employee Retirement Income Security Act (ERISA) requirements. No contributions to the plan are expected for the year ending December 31, 2005. The Company also provides certain non-qualified benefit plans for a selected group of management and highly compensated employees. Benefits under these non-qualified plans are funded on a cash basis. In addition, the Company provides certain medical care and life insurance benefits for retired employees. The Company funds trusts to the extent deductible under federal income tax regulations.

      The measurement date for plan assets and obligations is September 30 for each year.

                                                                          19B

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2004

-------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:      The space below is provided for important notes
                   regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------

      Pension Plans
      The accumulated benefit obligation for the pension plans was $394.7 million in 2004 and $338.7 million in 2003. Changes during the year in the projected benefit obligations and fair value of plan assets were as follows:
                                                                Projected
                                                          Benefit Obligations
                                                          --------------------
                                                          2004            2003
                                                          ----            -----
                                                               (In thousands)
           Balance at beginning of year                 $391,672      $309,773
           Service cost                                   17,169        14,124
           Interest cost                                  23,344        19,945
           Benefits paid                                  (6,624)       (5,516)
           Plan amendments and employee transfers            151        29,595
           Actuarial (gain) loss                          27,786        23,751
                                                        --------       -------

           Balance at end of year                       $453,498      $391,672
                                                        --------      --------

                                                               Plan Assets
                                                               -----------
                                                         2004             2003
                                                         ----             ----
                                                              (In thousands)
           Balance at beginning of year                 $333,583     $266,700
           Actual return on plan assets                    1,004       43,428
           Benefits paid                                  (6,377)      (5,293)
           Receivables due to transfers                   30,940       28,748
                                                        --------     --------

           Balance at end of year                       $359,150     $333,583
                                                        ========     ========

      Pension plan assets are managed and invested in accordance with all applicable requirements, including ERISA and the Internal Revenue Code of 1986, as amended (Internal Revenue Code). Southern Company's investment policy covers a diversified mix of assets, including equity and fixed income securities, real estate, and private equity, as described in the table below. Derivative instruments are used primarily as hedging tools but may also be used to gain efficient exposure to the various asset classes. Southern Company primarily minimizes the risk of large losses through diversification but also monitors and manages other aspects of risk.

                                                            Plan Assets
                                                            ------------
                                                      Target   2004     2003
                                                      ------   ----     ----
                  Domestic equity                       37%     36%      37%
                  International equity                  20      20       20
                  Global fixed income                   26      26       24
                  Real estate                           10      10       11
                  Private equity                         7       8        8
                                                         -       -        -
                      Total                            100%    100%     100%
                                                       ---     ---      ---

                                                                         19C
            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2004

-------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:           The space below is provided for important notes
                        regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------
      The accrued pension costs recognized in the Comparative Balance Sheet were as follows:

                                                        2004             2003
                                                        ----             -----
                                                             (In thousands)
          Funded status                                $(94,348)     $(58,089)
          Unrecognized transition obligation               (866)       (1,513)
          Unrecognized prior service cost                18,484        20,101
          Unrecognized net gain (loss)                   22,217        (2,984)
                                                       --------       -------

          Accrued liability recognized in the
            Comparative Balance Sheet                  $(54,513)     $(42,485)
                                                       ========      =========

      In 2004 and 2003, amounts recognized in the Comparative Balance Sheet for accumulated other comprehensive income and intangible assets to record the minimum pension liability related to the non-qualified plans were ($1.3) million and $.9 million, and ($1.0) million and $.9 million, respectively.

      Components of the pension plans' net periodic cost were as follows:

                                                    2004              2003
                                                    ----              ----
                                                        (In thousands)
            Service cost                          $ 17,169         $ 14,124
            Interest cost                           23,344           19,945
            Expected return on plan assets         (29,379)         (26,482)
            Net amortization                         1,119           (1,757)
                                                  --------          -------

            Net pension cost                      $ 12,253         $  5,830
                                                  ========         ========

      Postretirement Benefits
      Changes during the year in the accumulated benefit obligations and in the fair value of plan assets were as follows:
                                                               Accumulated
                                                          Benefit Obligations
                                                   ---------------------------
                                                      2004              2003
                                                           (In thousands)
          Balance at beginning of year           $ 136,399        $ 109,747
          Service cost                               3,689            2,935
          Interest cost                              7,915            7,060
          Benefits paid                             (3,781)          (3,129)
          Plan Amendments                           (6,345)              -
          Actuarial (gain) loss                     10,688           19,786
                                                 ---------         --------
          Balance at end of year                  $148,565         $136,399
                                                 =========         ========

                                                                          19D

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2004

-------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:     The space below is provided for important notes
                  regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------

                                                          Plan Assets
                                                          ------------
                                                   2004              2003
                                                   ----              -----
                                                         (In thousands)

            Balance at beginning of year       $      -          $     -
            Actual return on plan assets              -                -
            Employer contributions                3,781            3,129
            Benefits paid                        (3,781)          (3,129)
                                               --------          -------
            Balance at end of year             $      -          $     -
                                               ========          =======

      The accrued postretirement costs recognized in the Comparative Balance Sheet were as follows:

                                                           2004           2003
                                                          -----          ------
                                                                (In thousands)
            Funded status                               $(148,565)   $(136,399)
            Unrecognized transition obligation              4,673        5,192
            Unrecognized prior service cost                 5,522       12,702
            Unrecognized net loss                          44,005       34,453
            Fourth quarter contributions                    1,073          728
                                                        ---------     --------
            Accrued liability recognized in the
              Comparative Balance Sheet                 $ (93,292)   $ (83,324)
                                                        =========    ==========

      Components of the postretirement plan's net periodic cost were as follows:

                                                       2004              2003
                                                       ------------------------
                                                               (In thousands)
             Service cost                             $ 3,689          $ 2,935
             Interest cost                              7,915            7,060
             Expected return on plan assets                 -                -
             Net amortization                           2,490            1,614
                                                      -------         --------
             Net postretirement cost                  $14,094          $11,609
                                                      =======         ========

     In the third quarter, the Company prospectively adopted FASB Staff Position
     (FSP) 106-2, Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Medicare
     Act). The Medicare Act provides a 28 percent prescription drug subsidy for Medicare eligible retirees. FSP 106-2 requires recognition of the impacts of the Medicare Act in the accumulated postretirement benefit obligation
     (APBO) and accumulated cost of service for postretirement medical plan. The effect of the subsidy reduced the Company's expenses for the 2004 by approximately $.7 million and is expected to have a similar impact on future expenses. The subsidy's impact on the postretirement medical plan APBO was a reduction of approximately $11.9 million.

                                                                        19E

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2004

-------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:   The space below is provided for important notes
                regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

------------------------------------------------------------------------------

     Future benefit payments, including prescription drug benefits, reflect expected future service and are estimated based on assumptions used to measure the accumulated benefit obligation for the postretirement plans. Estimated benefit payments are reduced by drug subsidy receipts expected as a result of the Medicare Act as follows:

                                                  Benefit           Subsidy
                                                  Payments          Receipts
                                                 ---------          ---------
                                                       (In thousands)
                  2005                           $ 3,192              $ -
                  2006                             3,877              331
                  2007                             4,326              368
                  2008                             5,098              439
                  2009                             6,101              533
                  2010 to 2014                    46,435             4,155

      The weighted average rates assumed in the actuarial calculations used to determine both the benefit obligations and the net periodic costs for the pension and postretirement benefit plans were:

                                                          2004      2003
                                                          ----      -----
                  Discount                                5.75%     6.00%
                  Annual salary increase                  3.50%     3.75%
                  Long-term return on plan assets         8.50%     8.50%


     The Company determined the long-term rate of return based on historical asset class returns and current market conditions, taking into account the diversification benefits of investing in multiple asset classes.

     An additional assumption used in measuring the accumulated postretirement benefit obligation was a weighted average medical care cost trend rate of 11 percent for 2004, decreasing gradually to 5 percent through the year 2012 and remaining at that level thereafter. An annual increase or decrease in the assumed medical care cost trend rate of 1 percent would affect the accumulated benefit obligation and the service and interest cost components at December 31, 2004 as follows:

                                                1 Percent         1 Percent
                                                 Increase          Decrease
                                                ---------         -----------
                                                         (In thousands)
            Benefit obligation                     $11,561           $9,069
            Service and interest costs                 726              628

                                                                          19F


            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2004

-------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:           The space below is provided for important notes
                        regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------

     Employee Savings Plan
     ---------------------

     The Company also sponsors a 401(k) defined contribution plan covering substantially all employees. The company provides a 75 percent matching contribution up to 6 percent of an employee's base salary. Total matching contributions made to the plan for the years 2004 and 2003 were $8 million and $7.9 million, respectively.


3.   SERVICE AND OPERATING AGREEMENTS
     --------------------------------

     The Company, in accordance with its operating agreements with Alabama Power and Georgia Power, provides operating and maintenance services, new investment services, and fuel services at cost with respect to nuclear generating plants.

     The Company, in accordance with its service agreement with Southern Company Services, Inc. ("SCS"), a subsidiary of Southern, can obtain the following services at cost: general executive and advisory services, general engineering, design engineering, purchasing, accounting and statistical, finance and treasury, taxes, insurance and pensions, corporate, budgeting, employee relations, systems and procedures, and other services.

     The Company, in accordance with its service agreement with Southern Company Energy Solutions, a subsidiary of Southern, may provide the following services at cost: general engineering; nuclear plant operations; accounting and statistical; rates; budgeting; systems and procedures; access to and use of facilities; training; general; and other services with respect to the operation, maintenance or support of nuclear power plants.

                                                                          19G

                 ANNUAL REPORT OF SOUTHERN NUCLEAR COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2004

-------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:           The space below is provided for important notes
                        regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------
4.   INCOME TAXES
     ------------

     Southern files a consolidated federal income tax return. In 2002, Southern began filing a combined state of Georgia income tax return. Under a joint consolidated income tax agreement, each subsidiary's current and deferred tax expense is computed on a stand-alone basis. In accordance with IRS regulations, each company is jointly and severally liable for the tax liability.

     Details of the income tax provisions are as follows (Note 1):

                                                     2004              2003
                                                     ----              ----
                                                         (In thousands)
           Total provision for income taxes:
           Federal --
               Current                              $ 10,130        $   7,331
               Deferred                               (9,503)          (6,419)
                                                         627              912
           State --
               Current                                (3,340)          (5,796)
               Deferred                               (1,563)          (1,088)
                                                      (4,903)          (6,884)
                                                    --------        ---------
           Total                                    $ (4,276)       $  (5,972)
                                                    ========        =========

     Net cash payments (refunds) for income taxes related to continuing operations in 2004 and 2003 were ($.7) million and ($1.2) million, respectively.

     The tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases, which give rise to deferred tax assets and liabilities, are as follows:

                                                         2004             2003
                                                         ----             ----
                                                              (In thousands)
             Deferred tax assets:
                 Pensions and other benefits            $ 71,095      $ 60,794
                 Other                                     6,235         5,817

             Total                                        77,330        66,611

             Net deferred tax assets                      77,330        66,611
             Portion included in current assets           (6,904)       (7,110)
                                                        --------       -------
             Accumulated deferred income taxes
               in the Comparative Balance Sheet         $ 70,426      $ 59,501
                                                        ========      ========

                                                                         19H

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2004

-------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:     The space below is provided for important notes
                  regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------

     No valuation allowance for net deferred income tax assets is deemed necessary, as the realization of recorded deferred tax assets is considere more likely than not.

     The provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. Federal statutory rate to earnings before income taxes as a result of the following:

                                                          2004         2003
                                                          ----         ----
             Federal statutory rate                        35.0%       35.0%
             State current income tax,
               net of federal effect                       (1.6)       (1.6)
             Non-deductible book expenses                 (10.9)       (7.1)
             State retraining tax credits and
                 other actualization adjustments,
                 net of federal effect                    (41.5)      (40.8)
             Other                                          4.3         (.8)
                                                          -----       ------
             Effective federal income tax rate            (14.7)%     (15.3)%
                                                          =====       =====
     The Company's income tax provision is determined based on revenue requirement dollars so that revenues billed to system companies equals costs incurred including income taxes. One hundred percent of the Company's net income before income taxes equals its federal and state income tax provisions.

     The State of Georgia provides a state income tax credit for the costs of retraining employees to use new equipment, new technology, or new operating systems. The credit can be worth up to 50% of the direct costs of retraining full-time employees, up to $500 per employee. The Company claimed retraining credits of $5 million on its 2003 return and in 2004 recognized a $5 million reduction in expense related to these credits. The Company filed Amended Georgia Income Tax Returns for tax years 2000 and 2001 to claim retraining credits for costs incurred retraining employees domiciled in Georgia in the amounts of $3.6 million and $1.6 million, respectively. These amended returns were approved by the State of Georgia Department of Revenue during 2003. The Company also claimed retraining credits on its original 2002 return, filed during 2003, in the amount of $2.9 million. The Company recorded a reduction in tax expense during 2003 totaling $8.1 million for the three years, under the flow-through method of accounting, for the State of Georgia Retraining Credits.

5.   RENTS
     -----

     The Company subleases its office space from an affiliated company on a tenant-at-will basis. Current monthly billing is approximately $140,300.

6.   AFFILIATED SERVICES
     -------------------

     The Company incurred expenses of approximately $41 million and $39 million for 2004 and 2003, respectively, associated with services provided by SCS (see Note 3 for description of services provided).


                                                                             20

                   ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY,INC.

                           FOR THE YEAR ENDED DECEMBER 31, 2004

                               (THOUSANDS OF DOLLARS)

    --------------------------------------------------------------------------------------

                           SCHEDULE XV - STATEMENT OF INCOME

    ACCOUNT                       DESCRIPTION                  CURRENT          PRIOR
                                                                 YEAR             YEAR
    --------------------------------------------------------------------------------------


              INCOME
    457       SERVICES RENDERED TO ASSOCIATE COMPANIES           479,630      441,651
    458       SERVICES RENDERED TO NON ASSOC COMPANIES                53            7
    418       EQUITY EARNINGS OF SUBSIDIARY COMPANIES                 27           39
    419       INTEREST AND DIVIDEND INCOME                            49          162
                                                               ---------    ---------
                        TOTAL INCOME                             479,759      441,859
                                                               ---------    ---------
              EXPENSE
    500-599   POWER PRODUCTION                                   327,717      308,765
    560-579   TRANSMISSION                                             0          133
    920       SALARIES & WAGES                                    13,028       14,238
    921       OFFICE SUPPLIES & EXPENSES                           3,029        2,609
    922       ADMIN EXPENSE TRANSFERRED - CREDIT                       0            0
    923       OUTSIDE SERVICES EMPLOYED                           36,524       31,384
    924       PROPERTY INSURANCE                                      38           32
    925       INJURIES & DAMAGES                                     993          561
    926       EMPLOYEE PENSION & BENEFITS                         57,494       44,717
    928       REGULATORY COMMISSION EXPENSES                           0            0
    930.1     GENERAL ADVERTISING EXPENSES                             4            9
    930.2     MISCELLANEOUS GENERAL EXPENSES                         179          175
    931       RENTS                                                1,893        2,225
    935       MAINTENANCE OF STRUCTURES & EQUIPMENT                  980        1,207
    403       DEPRECIATION AND AMORTIZATION EXPENSE                  691          498
    408       TAXES OTHER THAN INCOME TAXES                       20,455       18,423
    409       INCOME TAXES                                         6,790        1,535
    410       PROVISION FOR DEFERRED INCOME TAXES                  1,949        2,602
    411       PROVISION FOR DEFERRED INCOME TAXES-CRED           -13,015      -10,109
    411.5     INVESTMENT TAX CREDIT                                    0            0
    426.1     DONATIONS                                              397          503
    426.5     OTHER DEDUCTIONS                                     2,304        2,619
    427       INTEREST ON LONG-TERM DEBT                               0            0
    430       INTEREST ON DEBT TO ASSOCATE COMPANIES                   0            0
    431       OTHER INTEREST EXPENSE                                  83           20
    107       CONSTRUCTION WORK IN PROGRESS                       18,226       19,713
                                                               ---------    ---------
                        TOTAL EXPENSE                            479,759      441,859
                                                               ---------    ---------

                        NET INCOME OR LOSS                             0            0
                                                               ---------     ---------


           ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2004

                             (THOUSANDS OF DOLLARS)
--------------------------------------------------------------------------------

                               ANALYSIS OF BILLING
                               ASSOCIATE COMPANIES
                                   ACCOUNT 457
--------------------------------------------------------------------------------

                                    DIRECT    INDIRECT   COMPENSATION  TOTAL
NAME OF ASSOCIATE COMPANY            COSTS      COSTS     FOR USE OF  AMOUNT
                                    CHARGED    CHARGED      CAPITAL   BILLED
                                    -------    -------      -------   ------
                                     457-1      457-2        457-3

--------------------------------------------------------------------------------


ALABAMA POWER                       141,783     26,857          0    168,640

GEORGIA POWER                       257,187     53,713          0    310,900

GULF POWER*                              61          0          0         61

SOUTHERN COMPANY ENERGY SOLUTIONS         1          0          0          1

SOUTHERN COMPANY SERVICES                23          0          0         23

SOUTHERN MANAGEMENT DEVELOPMENT           5          0          0          5

                                    -------    -------    -------    -------

TOTAL                               399,060     80,570          0    479,630
                                    =======    =======    =======    =======








* SERVICES PROVIDED IN SUPPORT OF A HURRICANE EMERGENCY.

                                                                             22


            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY,INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2004

                             (THOUSANDS OF DOLLARS)
----------------------------------------------------------------------------------------------------------

                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458
----------------------------------------------------------------------------------------------------------

                               DIRECT     INDIRECT    COMPENSATION              EXCESS       TOTAL
                                COST        COST        FOR USE       TOTAL       OR         AMOUNT
NAME OF NONASSOCIATE COMPANY   CHARGED    CHARGED      OF CAPITAL     COST    DEFICIENCY     BILLED
                               -------    -------      ----------     ----    ----------     ------
                                458-1      458-2         458-3                   458-4

---------------------------------------------------------------------------------------------------

BRITISH ENERGY                  53          0             0          53          0           53



INSTRUCTION:  PROVIDE A BRIEF DESCRIPTION OF THE SERVICES RENDERED TO EACH NONASSOCIATE COMPANY:

              A SOUTHERN NUCLEAR EMPLOYEE WAS LOANED TO BRITISH ENERGY.


                                                                                                                        23

                        ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC

                                FOR THE YEAR ENDED DECEMBER 31, 2004

                                        (THOUSANDS OF DOLLARS)
 ---------------------------------------------------------------------------------------------------------------------------------

                                        SCHEDULE XVI
                                ANALYSIS OF CHARGES FOR SERVICE
                               ASSOCIATE AND NONASSOCIATE COMPANIES

----------------------------------------------------------------------------------------------------------------------------------

 INSTRUCTIONS: Total cost of service will equal for associate and nonassociate companies, the total amount billed under their separate analysis of billing schedules.

---------------------------------------------------------------------------------------------------------------------------------

                                                DIRECT              INDIRECT             TOTAL
 500-559 POWER PRODUCTION                        301,219              26,498             327,717
 560-579 TRANSMISSION                                  0                   0                   0
 920     SALARIES AND WAGES                        2,441              10,587              13,028
 921     OFFICE SUPPLIES & EXP                       625               2,405               3,030
 923     OUTSIDE SRVCS EMPLOYED                    7,386              29,138              36,524
 924     PROPERTY INSURANCE                            0                  38                  38
 925     INJURIES AND DAMAGES                        461                 531                 992
 926     EMPLOYEE PENS & BENS                     49,941               7,553              57,494
 930.1   GENERAL ADV EXP                               1                   3                   4
 930.2   MISC GENERAL EXPENSES                        11                 168                 179
 931     RENTS                                         7               1,886               1,893
 935     MAINT OF STRUCT & EQUIP                     646                 334                 980
 403     DEPR & AMORT EXPENSE                          0                 691                 691
 408     TAXES OTH THAN INC TAXES                 18,068               2,387              20,455
 409     INCOME TAXES                                  0               6,790               6,790
 410     PROV-DEF INC TAX                              0               1,949               1,949
 411     PROV-DEF INC TAX CR                           0             -13,015             -13,015
 426.1   DONATIONS                                    20                 377                 397
 426.5   OTHER DEDUCTIONS                             61               2,243               2,304
 431     OTHER INTEREST EXPENSE                        0                  83                  83
 107     CONST WORK IN PROGRESS                   18,226                   0              18,226
                                                --------            --------            --------
     TOTAL EXPENSES                              399,113              80,646             479,759
 418     EQUITY EARN OF SUBCO                          0                 -27                 -27
 419     INTEREST & DIVIDEND INC                       0                 -49                 -49
                                                --------            --------            --------

                 TOTAL COST OF SERVICE           399,113              80,570             479,683
                                                --------            --------            --------



                                                                                                                        23A
                                        ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC

                                                      FOR THE YEAR ENDED DECEMBER 31, 2004

                                                            (THOUSANDS OF DOLLARS)
 -------------------------------------------------------------------------------------------------------------------------------

                                                                  SCHEDULE XVI
                                                            ANALYSIS OF CHARGES FOR SERVICE
                                                              NONASSOCIATE COMPANIES
 --------------------------------------------------------------------------------------------------------------------------------
  INSTRUCTIONS:  Total cost of service will equal for nonassociate companies, the total amount billed under their separate analysis of billing schedules.

 --------------------------------------------------------------------------------------------------------------------------------
                                                  DIRECT              INDIRECT             TOTAL
 500-559 POWER PRODUCTION                           41                   0                  41
 560-579 TRANSMISSION                                0                   0                   0
 920     SALARIES AND WAGES                          0                   0                   0
 921     OFFICE SUPPLIES & EXP                       0                   0                   0
 923     OUTSIDE SRVCS EMPLOYED                      0                   0                   0
 924     PROPERTY INSURANCE                          0                   0                   0
 925     INJURIES AND DAMAGES                        0                   0                   0
 926     EMPLOYEE PENS & BENS                       12                   0                  12
 930.1   GENERAL ADV EXP                             0                   0                   0
 930.2   MISC GENERAL EXPENSES                       0                   0                   0
 931     RENTS                                       0                   0                   0
 935     MAINT OF STRUCT & EQUIP                     0                   0                   0
 403     DEPR & AMORT EXPENSE                        0                   0                   0
 408     TAXES OTH THAN INC TAXES                    0                   0                   0
 409     INCOME TAXES                                0                   0                   0
 410     PROV-DEF INC TAX                            0                   0                   0
 411     PROV-DEF INC TAX CR                         0                   0                   0
 426.1   DONATIONS                                   0                   0                   0
 426.5   OTHER DEDUCTIONS                            0                   0                   0
 431     OTHER INTEREST EXPENSE                      0                   0                   0
 107     CONST WORK IN PROGRESS                      0                   0                   0
                                              --------            --------            --------
     TOTAL EXPENSES                                 53                   0                  53
 418     EQUITY EARN OF SUBCO                        0                   0                   0
 419     INTEREST & DIVIDEND INC                     0                   0                   0
                                             ---------           ---------           ---------

                 TOTAL COST OF SERVICE              53                   0                  53
                                             ---------           ---------           ---------



                                                                                                                        23B


                        ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC

                                FOR THE YEAR ENDED DECEMBER 31, 2004

                                        (THOUSANDS OF DOLLARS)
 --------------------------------------------------------------------------------------------------------------------------------

                                                SCHEDULE XVI
                                        ANALYSIS OF CHARGES FOR SERVICE
                                              ASSOCIATE COMPANIES

 --------------------------------------------------------------------------------------------------------------------------------

 INSTRUCTIONS:  Total cost of service will equal for associate companies, the total amount billed under their separate analysis of billing schedules.

 --------------------------------------------------------------------------------------------------------------------------------

                                                  DIRECT              INDIRECT             TOTAL
 500-559 POWER PRODUCTION                        301,178              26,498             327,676
 560-579 TRANSMISSION                                  0                   0                   0
 920     SALARIES AND WAGES                        2,441              10,587              13,028
 921     OFFICE SUPPLIES & EXP                       625               2,405               3,030
 923     OUTSIDE SRVCS EMPLOYED                    7,386              29,138              36,524
 924     PROPERTY INSURANCE                            0                  38                  38
 925     INJURIES AND DAMAGES                        461                 531                 992
 926     EMPLOYEE PENS & BENS                     49,929               7,553              57,482
 930.1   GENERAL ADV EXP                               1                   3                   4
 930.2   MISC GENERAL EXPENSES                        11                 168                 179
 931     RENTS                                         7               1,886               1,893
 935     MAINT OF STRUCT & EQUIP                     646                 334                 980
 403     DEPR & AMORT EXPENSE                          0                 691                 691
 408     TAXES OTH THAN INC TAXES                 18,068               2,387              20,455
 409     INCOME TAXES                                  0               6,790               6,790
 410     PROV-DEF INC TAX                              0               1,949               1,949
 411     PROV-DEF INC TAX CR                           0             -13,015             -13,015
 426.1   DONATIONS                                    20                 377                 397
 426.5   OTHER DEDUCTIONS                             61               2,243               2,304
 431     OTHER INTEREST EXPENSE                        0                  83                  83
 107     CONST WORK IN PROGRESS                   18,226                   0              18,226
                                                --------            --------            --------
     TOTAL EXPENSES                              399,060              80,646             479,706
 418     EQUITY EARN OF SUBCO                          0                 -27                 -27
 419     INTEREST & DIVIDEND INC                       0                 -49                 -49
                                                --------            --------            --------

     TOTAL COST OF SERVICE                       399,060              80,570             479,630
                                                --------            --------            --------

                                                                                                                  24


                                       ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                                              FOR THE YEAR ENDED DECEMBER 31, 2004

                                                     (THOUSANDS OF DOLLARS)
-----------------------------------------------------------------------------------------------------------------------------------

                                                         SCHEDULE XVII
                                                SCHEDULE OF EXPENSE DISTRIBUTION
                                                               BY
                         DEPARTMENT OR SERVICE FUNCTION
-----------------------------------------------------------------------------------------------------------------------------------


                                    TOTAL          EXECUTIVE            CORP           GOVERN         QUALITY            VOGTLE
                                                                      COUNSEL          AFFAIRS        ASSURANCE          PROJECT
                                                                                                                         & PLANT

500-559 POWER PRODUCTION            327,717            4,067              775                0            3,155           63,077
560-579 TRANSMISSION                      0                0                0                0                0                0
920     SALARIES AND WAGES           13,028              425              495                0                0                0
921     OFFICE SUPPLIES & EXP         3,029              524               13               26                0                0
923     OUTSIDE SRVCS EMPLOYED       36,524                2            1,698               31                0                0
924     PROPERTY INSURANCE               38                0                0                0                0                0
925     INJURIES AND DAMAGES            993                1                0                0                0                0
926     EMPLOYEE PENS & BENEFITS     57,494                0                0                0                0                0
930.1   GENERAL ADV EXP                   4                0                0                0                0                0
930.2   MISC GENERAL EXPENSES           179               95                0                0                0                4
931     RENTS                         1,893                0                0                0                0                0
935     MAINT OF STRUCT & EQUIP         980                0                0                0                0                0
403     DEPR & AMORT EXPENSE            691                0                0                0                0                0
408     TAXES OTH THAN INC TAXES     20,455                0                0                0                0                0
409     INCOME TAXES                  6,790                0                0                0                0                0
410     PROV-DEF INC TAX              1,949                0                0                0                0                0
411     PROV-DEF INC TAX CREDIT     -13,015                0                0                0                0                0
426.1   DONATIONS                       397              262                0               13                0               16
426.5   OTHER DEDUCTIONS              2,304              356                3              493                0                0
431     OTHER INTEREST EXPENSE           83                0                0                0                0                0
107     CONST WORK IN PROGRESS       18,226                0                0                0                0               86
----------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                      479,759            5,732            2,984              563            3,155           63,183

418     EQUITY EARN OF SUBCON           -27                0                0                0                0                0
419     INTEREST & DIVIDEND INC         -49                0                0                0                0                0
----------------------------------------------------------------------------------------------------------------------------------

TOTAL COSTS                         479,683            5,732            2,984              563            3,155           63,183

----------------------------------------------------------------------------------------------------------------------------------



                                                                                                                         24A


                                 ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                                              FOR THE YEAR ENDED DECEMBER 31, 2004

                                                     (THOUSANDS OF DOLLARS)
-----------------------------------------------------------------------------------------------------------------------------------

                                                         SCHEDULE XVII
                                                SCHEDULE OF EXPENSE DISTRIBUTION
                                                               BY
                                                 DEPARTMENT OR SERVICE FUNCTION
-----------------------------------------------------------------------------------------------------------------------------------


                                    HATCH            FARLEY            PLANT         TECHNICAL         CORP              CORP
                                    PROJECT          PROJECT           WILSON        SUPPORT           SERVICES          GENERAL
                                    & PLANT          & PLANT

500-559 POWER PRODUCTION             66,351           70,969              548           61,749            9,243           47,783
560-579 TRANSMISSION                      0                0                0                0                0                0
920     SALARIES AND WAGES                2                0                0                0            9,638            2,468
921     OFFICE SUPPLIES & EXP             1                0                0               89            1,344            1,032
923     OUTSIDE SRVCS EMPLOYED            0                0                0                0            1,638           33,155
924     PROPERTY INSURANCE                0                0                0                0                0               38
925     INJURIES AND DAMAGES              0                0                0                0                0              992
926     EMPLOYEE PENS & BENEFITS          0                0                0                0              164           57,330
930.1   GENERAL ADV EXP                   0                0                0                0                4                0
930.2   MISC GENERAL EXPENSES             0                0                0                3               73                4
931     RENTS                             0                0                0                0                3            1,890
935     MAINT OF STRUCT & EQUIP           0                0                0                1                0              979
403     DEPR & AMORT EXPENSE              0                0                0                0                0              691
408     TAXES OTH THAN INC TAXES          0                0                0                0                0           20,455
409     INCOME TAXES                      0                0                0                0                0            6,790
410     PROV-DEF INC TAX                  0                0                0                0                0            1,949
411     PROV-DEF INC TAX CREDIT           0                0                0                0                0          -13,015
426.1   DONATIONS                         0                3                0               27                6               70
426.5   OTHER DEDUCTIONS                 31               21                0                1                8            1,391
431     OTHER INTEREST EXPENSE            0                0                0                0                0               83
107     CONST WORK IN PROGRESS           84            1,202                0           13,198               15            3,641
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                       66,469           72,195              548           75,068           22,136          167,726

418     EQUITY EARN OF SUBCON             0                0                0                0                0              -27
419     INTEREST & DIVIDEND INC           0                0                0                0                0              -49
-----------------------------------------------------------------------------------------------------------------------------------

TOTAL COSTS                          66,469           72,195              548           75,068           22,136          167,650

-----------------------------------------------------------------------------------------------------------------------------------


                                                                                                              25

                              ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                                           FOR THE YEAR ENDED DECEMBER 31, 2004

                                                  (THOUSANDS OF DOLLARS)

-----------------------------------------------------------------------------------------------------------------------------------
                                               DEPARTMENTAL ANALYSIS OF SALARIES

-----------------------------------------------------------------------------------------------------------------------------------

                                                 DEPARTMENTAL SALARY EXPENSE                          NUMBER
NAME OF DEPARTMENT                            INCLUDED IN AMOUNTS BILLED TO                         PERSONNEL
Indicate each                      TOTAL       PARENT              OTHER              NON               END OF
department or                     AMOUNT       COMPANY          ASSOCIATES        ASSOCIATES              YEAR
service function

-----------------------------------------------------------------------------------------------------------------------------------
Executive                          1,516            -              1,516                 -                8

Corporate Counsel                    600            -                600                 -                6

Governmental Affairs                 162            -                162                 -                2

Quality Assurance                  2,954            -              2,954                 -               38

Vogtle Project and Plant          56,096            -             56,096                 -              803

Hatch Project and Plant           57,516            -             57,516                 -              788

Farley Project and Plant          60,222            -             60,181                41              794

Plant Wilson                         520            -                520                 -                -

Technical Support                 31,834            -             31,834                 -              392

Corporate Services                18,166            -             18,166                 -              267

Corporate General
  (Primarily accrual
  for incentive pay
  plan)                           50,684            -             50,684                 -                -
                                 -------          ---            -------               ---           ------

         TOTAL                   280,270            -            280,229                41            3,098
                                 -------          ---            -------               ---           ------

                                                                                                                         26

                              ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                                         FOR THE YEAR ENDED DECEMBER 31, 2004

                                                (THOUSANDS OF DOLLARS)

-----------------------------------------------------------------------------------------------------------------------------------
                                                OUTSIDE SERVICES EMPLOYED

-----------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS: Provide a breakdown by sub account of outside services employed.
If the aggregate amounts paid to any one payee and included within one sub account is less than $100,000, only the aggregate number and amount of all such payments included within the sub account need be shown. Provide a subtotal for each type of service.

-----------------------------------------------------------------------------------------------------------------------------------

                                                                                      RELATIONSHIP
                                                                                          "A"=
                                                                                        ASSOCIATE
                                                                                        "NA"=NON
            FROM WHOM PURCHASED                  DESCRIPTION                            ASSOCIATE        AMOUNT

-----------------------------------------------------------------------------------------------------------------------------------

Legal Services
Balch & Bingham, LLP                         Legal fees and services                      NA                 858
Southern Company Services                    Legal services.  See Note 3 in the           A                  204
                                                Notes to Financial Statements.
Arnold & Porter                              Legal fees and services                      NA                 187
Troutman Sanders, LLP                        Legal fees and services                      NA                 171
7 Other Items (less than $100,000)           Aggregate                                    NA                 140
                                                                                                          ------
                                                                                                           1,560
                                                                                                          ------
Auditing Services
Southern Company Services                    Auditing services.  See Note 3 in the        A                  356
                                                Notes to Financial Statements.
Deloitte & Touche, LLP                       Auditing services                            NA                 225
                                                                                                         -------
                                                                                                             581
                                                                                                         -------
Engineering Services
Southern Company Services                    Engineering services. See Note 3 in the      A                3,321
                                                Notes to Financial Statements.
Bechtel Power Corporation                    Engineering services                         NA               3,436
BE&K                                         Engineering services                         NA               1,994
The E Group, LLC                             Engineering services                         NA               1,259
LMT, The Anatec Group                        Engineering services                         NA                 393
Wesdyne International, LLC                   Engineering services                         NA                 251
Scientech, Inc.                              Engineering services                         NA                 161
Cooperheat-MQS, Inc.                         Engineering services                         NA                 135
Ferg & Associates, Inc.                      Engineering services                         NA                 123
13 Other Items (less than $100,000)          Aggregate                                    NA                 472
                                                                                                         --------
                                                                                                          11,545
                                                                                                         -------
(Continued on Page 26A)



                                                                                                                     26A

                              ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                                        FOR THE YEAR ENDED DECEMBER 31, 2004

                                                (THOUSANDS OF DOLLARS)

-----------------------------------------------------------------------------------------------------------------------------------

                                         OUTSIDE SERVICES EMPLOYED

-----------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS: Provide a breakdown by sub account of outside services employed.
If the aggregate amounts paid to any one payee and included within one sub account is less than $100,000, only the aggregate number and amount of all such payments included within the sub account need be shown. Provide a subtotal for each type of service.

-----------------------------------------------------------------------------------------------------------------------------------

                                                                                      RELATIONSHIP
                                                                                          "A"=
                                                                                        ASSOCIATE
                                                                                        "NA"=NON
            FROM WHOM PURCHASED                  DESCRIPTION                            ASSOCIATE        AMOUNT

-----------------------------------------------------------------------------------------------------------------------------------

Management Consulting Services
------------------------------
The Kenrich Group LLC                        Consulting services                          NA                 395
Anderson, Chavet and Anderson, Inc.          Consulting services                          NA                 336
Structural Integrity Associates, Inc.        Consulting services                          NA                 262
CFG Consulting, Inc.                         Consulting services                          NA                 190
BCP Technical Services, Inc.                 Consulting services                          NA                 115
International Quality Consultants, Inc.      Consulting services                          NA                 112
Cygna Energy Services, Inc.                  Consulting services                          NA                 101
24 Items (less than $100,000)                Aggregate                                    NA                 681
                                                                                                           -----
                                                                                                           2,192
                                                                                                           -----

Other Services
--------------
Southern Company Services                    General services.  See Note 3 in the         A               36,659
                                              Notes to Financial Statements.
Jeffcoat and Associates, LLC                 Building maintenance                         NA                 986
Studsvik Processing Facility, LLC            Radwaste services                            NA                 612
Numanco, LLC                                 Employment services                          NA                 505
Alabama Power Company                        Mail and electricity services                A                  439
Electric Power Research Institute, Inc.      Energy research services                     NA                 358
Duratek, Inc.                                Radwaste services                            NA                 300
Computer Technology Solutions, Inc           Software services                            NA                 275
Securitas Security Services USA, Inc.        Security services                            NA                 235
Integrated Technologies, Inc.                Training services                            NA                 180
Pritchard Industries, S. E., Inc.            Janitorial services                          NA                 159
WD Associates                                Training services                            NA                 137
225 Other Items (less than $100,000)         Aggregate                                    NA               1,254
                                                                                                          ------
                                                                                                          42,099
                                                                                                          ------

                                                                                TOTAL                     57,977
                                                                                                          ======


           ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                     FOR THE YEAR ENDED DECEMBER 31, 2004

                            (THOUSANDS OF DOLLARS)
-------------------------------------------------------------------------------

                         EMPLOYEE PENSIONS AND BENEFITS

                                   ACCOUNT 926
-------------------------------------------------------------------------------

INSTRUCTIONS: PROVIDE A LISTING OF EACH PENSION PLAN AND BENEFIT PROGRAM PROVIDED BY THE SERVICE COMPANY. SUCH LISTING SHOULD BE LIMITED TO $25,000.
-------------------------------------------------------------------------------

           DESCRIPTION                                      AMOUNT

       PENSIONS                                            12,032

       EMPLOYEES GROUP INSURANCE                           21,477

       POST-RETIREMENT BENEFITS                            13,644

       POST-EMPLOYMENT MEDICAL BENEFITS                     1,713

       OTHER EMPLOYEE BENEFITS                                871

       EMPLOYEE SAVINGS PLAN CONTRIBUTION                   7,757

                                                        ---------
                   TOTAL                                   57,494
                                                        =========

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2004

                             (THOUSANDS OF DOLLARS)

-------------------------------------------------------------------------------

                          GENERAL ADVERTISING EXPENSES
                                  ACCOUNT 930.1

-------------------------------------------------------------------------------

INSTRUCTIONS:        Provide a listing of the amount included in Account 930.1,
                     "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

-------------------------------------------------------------------------------

DESCRIPTION                  NAME OF PAYEE                            AMOUNT

-------------------------------------------------------------------------------


Phone Book Advertising  Great Southern Directories                      1

Yearbook Advertising    Glomerata Yearbook                              2

Other                   Various                                         1
                                                                       --

                        TOTAL                                           4
                                                                       ==

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2004

                             (THOUSANDS OF DOLLARS)

-------------------------------------------------------------------------------

                         MISCELLANEOUS GENERAL EXPENSES
                                  ACCOUNT 930.2

-------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.S. 441
(b) (2) shall be separately classified.

-------------------------------------------------------------------------------

             DESCRIPTION                                         AMOUNT

-------------------------------------------------------------------------------

Association Dues and Assessments                                      51

Nuclear Power Research/Education Expenses                             53

Employee Communications                                               46

Other Expenses                                                        29
                                                                     ---
                                  TOTAL                              179
                                                                     ===

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2004

                             (THOUSANDS OF DOLLARS)
-------------------------------------------------------------------------------

                                      RENTS
                                   ACCOUNT 931
-------------------------------------------------------------------------------


INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.
-------------------------------------------------------------------------------

           TYPE OF PROPERTY                                         AMOUNT
-------------------------------------------------------------------------------




Office Building                                                     1,675

Copiers                                                               145

Warehouse Storage                                                      68

Computer Equipment and Software                                         5
                                                                    -----

                                         TOTAL                      1,893
                                                                    =====

           ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                     FOR THE YEAR ENDED DECEMBER 31, 2004

                            (THOUSANDS OF DOLLARS)
-------------------------------------------------------------------------------

                          TAXES OTHER THAN INCOME TAXES
                                   ACCOUNT 408
-------------------------------------------------------------------------------

INSTRUCTIONS: PROVIDE AN ANALYSIS OF ACCOUNT 408, "TAXES OTHER THAN INCOME TAXES". SEPARATE THE ANALYSIS INTO TWO GROUPS: (1) OTHER THAN U.S. GOVERNMENT TAXES, AND (2) U.S. GOVERNMENT TAXES. SPECIFY EACH OF THE VARIOUS KINDS OF TAXES AND SHOW THE AMOUNTS THEROF. PROVIDE A SUBTOTAL FOR EACH CLASS OF TAX.
-------------------------------------------------------------------------------

                 KIND OF TAX                                 AMOUNT
-------------------------------------------------------------------------------


  OTHER THAN U.S. GOVERNMENT TAXES

       PROPERTY                                                29
       STATE UNEMPLOYMENT                                     698
       STATE FRANCHISE                                         14
                                                        ---------
       SUBTOTAL                                               741
                                                        ---------

  U.S. GOVERNMENT TAXES

       FEDERAL INSURANCE CONTRIBUTION ACT                  19,467
       FEDERAL UNEMPLOYMENT                                   247
                                                        ---------
       SUBTOTAL                                            19,714
                                                        ---------

                   TOTAL                                   20,455
                                                        =========

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2004

                             (THOUSANDS OF DOLLARS)

-------------------------------------------------------------------------------

                                    DONATIONS
                                  ACCOUNT 426.1

-------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

-------------------------------------------------------------------------------

              NAME OF RECIPIENT           PURPOSE OF DONATION          AMOUNT

-------------------------------------------------------------------------------

Alabama Symphony Orchestra                 Culture/Arts                     5
American Cancer Society                    Health & Human Services          9
American Heart Association                 Health & Human Services          4
American Nuclear Society                   Civic & Community                5
Auburn University                          Education                       44
Foundation for Nuclear Studies             Civic & Community                5
Georgia Institute of Technology            Education                        3
Glenwood, Inc                              Health & Human Services          3
International Youth Nuclear Congress       Education                        3
Journal of STEM: Education                 Education                        5
Junior Achievement of Greater Birmingham   Education                       14
National Academy of Engineering            Education                       25
Scholarship Program Administrators, Inc.   Education                       34
Tuskegee University                        Education                       11
United Way                                 Health & Human Services         51
University of Alabama                      Education                       75
University of Florida                      Education                       13
University of South Carolina               Education                       15
University of Tennessee                    Education                       10
Waterfall Committee                        Health & Human Services         12
53  Other Items (Less than $3,000)         Education                       23
23  Other Items (Less than $3,000)         Health & Human Services         19
9   Other Items (Less than $3,000)         Other Donations                  9
                                                                        -----
                        TOTAL                                             397
                                                                        =====

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2004

                             (THOUSANDS OF DOLLARS)

-------------------------------------------------------------------------------

                                OTHER DEDUCTIONS
                                  ACCOUNT 426.5

-------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.
-------------------------------------------------------------------------------


                DESCRIPTION                  NAME OF PAYEE            AMOUNT

------------------------------------------------------------------------------

Expenditures for Certain Civic, Political
     & Related Activities                      Various                   518

Educational and Charitable Contributions     Southern Company Services   221

Earnings on Deferred Compensation            Various - employees         435

Employee Stock Ownership Plan                Southern Company Employee
                                             Stock Ownership Plan        831

Other Miscellaneous Deductions               Various                     299
                                                                       -----


                                                    TOTAL              2,304
                                                                       =====

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2004

-------------------------------------------------------------------------------

                                 SCHEDULE XVIII
                          NOTES TO STATEMENT OF INCOME

-------------------------------------------------------------------------------

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------

See notes to Financial Statements on pages 19 - 19H.



                                                                                                                     35


                                ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.
                                        FOR THE YEAR ENDED DECEMBER 31, 2004


                                                        President &
                                                Chief Executive Officer
                                                             |
                                                             |
                                                             |
---------------------------------|------------------|-----------------------|------------------|--------------------|-------------
|                                |                  |                       |                  |                    |           |
|                                |                  |                       |                  |                    |           |
|                                |                  |                       |                  |                    |           |
CFO & VP                   Technical Support    Vice President &        Executive Vice     Corp Sec/Exec       Governmental     |
Corporate Services         Vice President       Corp. Counsel  |        President          Asst. to Pres/       Relations       |
   |                                                           |        Nuclear           Treas.                 Manager        |
   |                            |               Corporate------|            |                                                   |
|--Comptroller                  |               Compliance         Quality  |                                                   |
|                            ---|----           Concerns          Assurnace |----Nuclear                                        |
|--Employee Relations  Special  |Nuclear        Coordinator         Manager |   Security                                        |
|  Manager             Projects |Fuel                                       |   Project                                         |
                       General  |Manager                                    |   Coordinator                                     |
|                      Manager  |                                           |                                                   |
|--Safety & Health              |                        -------------------|-------------------------           Human Resource
|  Manager                  Engineering                  |                  |                        |          Sr.Vice President*
|                           Vice President               |                  |                        |          Southern Company
|                               |                       Farley Project      Vogtle Project      Hatch Project
--Corporate Security            |                       Vice President      Vice President      Vice President
| Manager                                                |
                                |---Plant Support        |--Nuclear Plant    |--Nuclear Plant       |--Nuclear Plant
|--General Services             |   Manager              |  General Manager  |  General Manager     |  General Manager
|  Supervisor
                                |---Engineering          |--Nuclear Support  |--Nuclear Support     |--Nuclear Support
|                               |   Services             |  General Manager  |  General Manager     |  General Manager
--Supply Chain                  |   Manager              |                   |
  General Manager               |                                                                   |
|                               |---Design
|                               |   Modifications
--Corporate Communications      |   Manager
| Manager                       |
|                               |--Engineering
                                |  Administrative
|--Business Planning            |  Services Manager
|  Manager                      |
                                |
|--Information Technology       |
|  Manager                      |
|
|
--HR Director


            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COPMANY, INC

                      FOR THE YEAR ENDED DECEMBER 31, 2004


-------------------------------------------------------------------------------

                              METHODS OF ALLOCATION

-------------------------------------------------------------------------------

For the descriptions below, the term "plant" means each separate nuclear electric generating site for which Southern Nuclear is providing services, regardless of the capacity of the operating units and regardless of the number of units operating at the site, and the term "plants" means all of such sites.

1.   Employee Basis
     --------------

     Southern Nuclear's organization is designed to focus primarily on operation of each plant. Plant "modules" will be established for each plant in which will be employed personnel directly responsible for the operation of the plant, including off-site personnel. All of the cost of employees within a plant module will be directly charged to the owners of that particular plant. The Employee Basis for allocation of indirect costs among the plants shall be the factor for each plant arrived at by dividing the number of employees in a particular plant module by the total number of employees in all plant modules. The employee number to be used initially shall be the initial staffing of the plant modules. In determining the number of employees after the first year of operations, the average number of employees in each module during the previous year shall be used.

2.   Plant Basis
     -----------

     The Plant Basis for allocation is the factor determined by dividing one plant by the total number of plants.

3.   Plant Capacity Basis
     --------------------

     The Plant Capacity Basis for allocation is the factor determined by dividing the name plate kilowatt capacity of a plant by the total kilowatt capacity of all plants.

4.   Plant Generation Basis
     ----------------------

     The Plant Generation Basis for allocation shall be the factor for each plant established by dividing the total net generation output from each plant in the previous calendar year by the total net generation output of all plants. With respect to a plant for which Southern Nuclear will begin providing services during a year, or to a plant having a unit due to be placed in service in a year to which the allocation will apply, the net generation output for such plants used for the calculation shall be adjusted to reflect the expected generation from the unit during the calendar year.

5.   Salary Basis
     ------------

     The Salary Basis for allocation shall be the factor determined by the ratio of direct salary charges assigned to each plant to the total direct salary charges for each month.

At this time, the Company utilizes the plant basis for allocation due to its simplicity and the comparability of amounts billed under this method to those resulting from the application of the other approved methods.

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC

                      FOR THE YEAR ENDED DECEMBER 31, 2004


-------------------------------------------------------------------------------

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

-------------------------------------------------------------------------------

       The following annual statement was supplied to each associate client company regarding interest billed for compensation of equity capital and borrowed capital in 2004.

       Pursuant to the amended Uniform System of Accounts for Mutual and Subsidiary Service Companies implemented in January 1980, Southern Nuclear is required to submit an annual statement to its associated client companies stating the amount and calculation of interest billed for compensation of equity capital and borrowed capital. Southern Nuclear does not bill its associated client companies for compensation of equity capital. Southern Nuclear currently does not have any borrowed capital. Therefore, it is not currently billing its associated client companies for compensation of borrowed capital.

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 2004




                                SIGNATURE CLAUSE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issues thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.




                    Southern Nuclear Operating Company, Inc.
                    -------------------------------------------------
                          (Name of Reporting Company)


                           /s/ Kathleen S. King
            By:   -------------------------------------------------
                            (Signature of Signing Officer)


          Kathleen S. King, Vice President and Chief Financial Officer
         -------------------------------------------------------------

                   (Printed Name and Title of Signing Officer)



           Date:   April 26, 2005